Exhibit 1.5

MOSS LAKE GOLD MINES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Moss Lake Gold Mines Ltd. ("Moss Lake") will be held at the offices of Bennett Jones LLP, Boardrooms Canada A and B, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4 on Friday, March 21, 2014 at 11:00 a.m. (Toronto time) for the following purposes:

1.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Amalgamation Resolution"), the full text of which is set forth in Appendix A to the accompanying management information circular dated February 14, 2014 (the "Circular"), approving an amalgamation (the "Amalgamation") under Section 174 of the Business Corporations Act (Ontario) (the "OBCA") of Moss Lake and 2404027 Ontario Inc. ("Subco"), a wholly-owned subsidiary of Wesdome Gold Mines Ltd. ("Wesdome") that was incorporated for the Amalgamation, the purpose of which is to effect, among other things, the indirect acquisition by Wesdome of all of the common shares of Moss Lake (the "Moss Lake Shares") not already owned by Wesdome through the exchange of those Moss Lake Shares for common shares of Wesdome (the "Wesdome Shares") on the basis of one Wesdome Share for every 3.85 Moss Lake Shares, as well as certain related transactions, all as more fully set forth in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The board of directors of Moss Lake has fixed February 19, 2014, as the record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on February 19, 2014, are entitled to receive notice of the Meeting and to attend and vote at the Meeting. This Notice is accompanied by the Circular, a form of proxy and a Letter of Transmittal.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and deemed to form part of, this Notice.

Registered holders of Moss Lake Shares who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy with Moss Lake's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours prior to the start of the Meeting. Non-registered Shareholders should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your Moss Lake Shares not being voted at the Meeting. If you have any questions about the information contained in the Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact George Mannard, President of Moss Lake, at (416) 360-3743.

To be effective, the Amalgamation Resolution must be passed by not less than two-thirds of the votes validly cast by all Shareholders present in person or represented by proxy at the Meeting and also by a simple majority of the votes validly cast by Shareholders present in person or by proxy at the Meeting (other than those required to be excluded in determining such approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions), which holders are entitled to one vote for each Moss Lake Share held. The Moss Lake Shares owned by Wesdome, being approximately 57.6% of the issued and outstanding Moss Lake Shares, will be included in the first calculation but not in the second.

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Copies of the Amalgamation Resolution and the Amalgamation Agreement are attached to the Circular as Appendices A, and B respectively. The foregoing documents, together with the Business Combination Agreement (as defined in the Circular), will be available for inspection prior to the Meeting at the principal executive office of Moss Lake located at 8 King Street East, Suite 1305, Toronto, Ontario M5C 1B5, during regular business hours and are also available under Moss Lake's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Each registered Shareholder has the right to dissent in respect of the Amalgamation Resolution and the dissent rights are described in the accompanying Circular. Strict compliance with the provisions of Section 185 of the OBCA will be required in order to exercise such rights of dissent. The right to dissent is described in the Circular and in Section 185 of the OBCA, which is set forth in Appendix C to the Circular.

Persons whose Moss Lake Shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Moss Lake Shares desiring to exercise this right must make arrangements for the Moss Lake Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Amalgamation Resolution is required to be received by Moss Lake or, alternatively, make arrangements for the registered Shareholder to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in Section 185 of the OBCA may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

DATED this 14th day of February, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "George Mannard"

George Mannard
President

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